Filed by The Walt Disney Company pursuant to Rule 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Pixar

Commission File No.: 0-26976

The following is a transcript of an interview webcast on the evening of January 24, 2006, by ABC News Now with Robert Iger, President and Chief Executive Officer of The Walt Disney Company, and Steven P. Jobs, Chairman and Chief Executive Officer of Pixar Animation Studios, relating to the announcement of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

Elizabeth Vargas - Good afternoon, we have some big business news to report. The Walt Disney Company, which is the parent company of ABC, has reached an agreement to buy Pixar animation studios for $7.4 billion dollars. Disney has been distributing Pixar’s films for some time. The deal will combine the animation studios of both companies, and joining us now is Disney’s chief executive Robert Iger and Pixar’s CEO Steve Jobs. Gentlemen good evening, welcome and congratulations.

Bob Iger - Thank you

Steve Jobs - Thank you

Elizabeth Vargas - Steve, I’d like to start with you. Why is selling Pixar to Disney a good deal for you?

Steve Jobs - You know, Pixar actually is going to be 20 years old in a few weeks and we’ve been working with Disney for 19 of those 20 years. As we looked down the road, there was really kind of a fork in the road. One fork was to go forward as an independent public company, probably without a relationship with Disney and without our film library of seven great films – hopefully Cars will be the seventh one – and the other was to do something more intimate with Disney. And as we evaluated those two things very carefully, the second one looked a lot better and a lot more exciting. Some of the things that have tripped us up in the last few years working together have been the result of being two independent companies with two different bases of shareholders and different agendas and we realized that if we could get rid of all of that stuff and just focus on making great films and distributing them through Disney’s incredible and unique assets, we would be really happy, and much happier I think than the other fork in the road.

Elizabeth Vargas - You said just a moment ago Steve you couldn’t imagine doing this deal with Disney one or two years ago. Why not?

Steve Jobs - That’s right, because I think to make a deal like this work, you really have to have a strong personal relationship with the person running the parent company and in this case that’s Bob Iger. And you need to really have a high degree of trust that they really understand, in this case Pixar, and as I got to know Bob, I developed that trust and respect and so I think until that happened this wasn’t really a possibility.

Elizabeth Vargas - Bob you are spending $7.4 billion dollars as we said, to acquire Pixar. That’s more than a lot of people had speculated Disney would spend. Is it a good deal for Disney?

Bob Iger - It is a good deal for Disney because making great content is the most important thing we can do as a company and making great feature animation is incredibly important. If you look at the history of the company during the periods of time that we have been at the top of our game in feature animation, the company has really flourished, and it’s incredibly important for us to return to those days. As I considered all the different options of how to do that, I realized that, first of all, you need great people to do that, but then you have to find them, and I found them in Pixar. In a way they were kind of right before our eyes since we have had this partnership over time and while you know there are always complexities and risks associated with any acquisition, I felt that they were all worth taking given how important this business is to the company and given how enormously talented these people at Pixar are. Just look at their success rate and consider what they can continue to do and you conclude that this is a great thing for the shareholders of The Walt Disney Company.

Elizabeth Vargas - Bob, the success rate is that the last six films that Disney has distributed for Pixar since 1995’s Toy Story have made over $3 billion dollars. What does this mean, do you think, for the future of how people will get their entertainment given this new union between the two companies?

Bob Iger - I think we already live in a world where people are accessing entertainment or content in many more ways than ever before for the obvious reason. Technology is providing us with all kinds of different methods to not only distribute product but for consumers to actually access product. The deal that we did with Apple and iTunes and iPod is a perfect example of that. So I think it’s almost limitless in terms of how we can distribute it and how people can consume. You’ll still see a fair amount of traditional consumption — going to the movies. Seeing one of these films on the big screen with a lot of other people can still be a great experience and I don’t think that is going to go away. I just think there will be many other ways that people will be able to be entertained as well.

Elizabeth Vargas - Steve, John Lasseter and others on your creative team have been crucial to the success of many of the Pixar films. Are they also on board with this new merger?

Steve Jobs - Oh yeah. I mean, we would have never done this if Ed and John hadn’t been not only on board but really excited about this and they are. Ed is going to be the president of all of the animation at Disney and he’s going to do a terrific job and John Lasseter is going to be the Chief Creative Officer of animation working for Bob and also a principal creative advisor for the theme parks which he loves and they’re both really excited about this.

Elizabeth Vargas - Steve, you’re known as a bit of a maverick sometimes in the corporate world, that’s at least the perception. How do you see yourself fitting in on the Disney board on which you will now hold a seat?

Steve Jobs - Well, you know for me, what this was all about was getting to know Bob and developing a relationship with him where I could see that he understood, he got Pixar, and he understood the value of it, because we’re placing the future of this in his hands with a lot of help from Ed and John and the rest of the folks here and his other talented executives. But ultimately getting to know Bob and seeing that he understood this was really key in this, so my role really is to help Bob in any way that he wants to make this a success, because we’ve all got a lot riding on this. We don’t consider this the end, we consider this the beginning and so I’m going to do whatever I can to help, anything he asks me to do I’ll try to do.

Elizabeth Vargas - That sounds great, Bob finally one more question, you have really dedicated yourself in this position to achieving and exploring new technology. This is obviously a big step when you look at Disney’s overall commitment to that.

Bob Iger - Well it is, but this is more about making great films than anything else. Pixar has actually shown the world that one way to make great films is by using great technology, technology that they’ve actually created. But it really starts with the story and the idea and the characters and the world that is created by a lot of great talented directors. Technology certainly is a very, very useful and helpful tool. But this is really more about a content play than anything else in my mind. What people enjoy when they watch a movie is typically the story and the characters. Talented technology people who get involved in the process help a lot, and technology is vital to our success because of the manner in which we move content to people and also how we create it. But it also has to be about story and character. That’s what really excites me about Pixar.

Steve Jobs - John Lasseter has a saying, no amount of technology will turn a bad story into a good story.

Elizabeth Vargas - And that is true. Bob Iger, Steve Jobs, congratulations on the news today, big news in the business world, we appreciate you taking the time to talk to us.

Bob Iger - Thank you.